Exhibit 99.3

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS RESULTS FOR FIRST QUARTER FISCAL 2019

Vancouver, B.C., Canada – 9 January 2019 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) is an emerging integrator of small scale refinery infrastructure with nearby stranded crude oil production in Indonesia. The Company today announced its financial results for the first quarter of the Company's Fiscal 2019 year that ended on 30 September 2018 (the "Quarter").

Overall, the Company incurred a net loss during the Quarter of $53,777 compared to a loss of $833,318 for the same quarter last year, a reduction of $799,541 attributable largely to costs of the CHI acquisition made during the same quarter last year. The Company incurred a loss per share of $0.00 during the Quarter and $0.01 for the same quarter last year.

The Company’s administrative costs were $45,177 during the Quarter compared to $128,059 during the same quarter last year, a reduction of $82,882 primarily as a result of reduced management and consulting fees. During the Quarter, the Company spent $105,411 on its operations and raised $350,000 from private placements.

Share-based payments expense was $ nil during the Quarter compared to a fair value of $40,800 for incentive stock options issued during the same quarter last year.

Interest expense during the Quarter was $10,916 compared to $8,506 during the same quarter last year, due to conversion of $100,000 of payables into long term promissory notes bearing non-compounding interest at 9% per annum.

At the end of the Quarter, the Company’s Interim Financial Statements reflect a working capital deficiency of $117,587, a decrease of $419,089 from the end of the Company's fiscal year 30 June 2018.

The full text of the Company's interim unaudited and management prepared consolidated financial statements and the accompanying management discussion and analysis for the Quarter are both available for download from the Company's profile on SEDAR at www.sedar.com.

On behalf of the Company,
Byron Tsokas
Vice President of Business Development

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.